                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                             SILVERADO FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  828342 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               LAWRENCE D. FIELD
                   6846 S. CANTON, SUITE 110, TULSA, OK 74136
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 30, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 828342 10 5                 13D                Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LAWRENCE D. FIELD
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF,00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,915,977
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             22,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,915,977
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          22,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,938,477
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      33.75%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 828342 10 5                                          Page 3 of 5 Pages

                           ITEM 1. SECURITY AND ISSUER
                           ---------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share of Silverado Foods, Inc., an Oklahoma corporation ("Silverado"). The principal executive offices of Silverado are located at 6846 S. Canton, Suite 110, Tulsa, Oklahoma 74136.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     (a)     Lawrence D. Field.

     (b) The business address of Mr. Field is 6846 S. Canton, Suite 110, Tulsa, Oklahoma 74136.

     (c)     Mr. Field is Chairman of the Board of Directors of Silverado.

     (d),(e) During the last five years, Mr. Field has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Mr. Field is a citizen of the United States of America.


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     The total amount of funds used by Mr. Field to acquire the shares of Common Stock of Silverado reported in Item 5(c) was $475,802.76. This amount represents both personal funds of Mr. Field and funds borrowed through Mr. Field's margin accounts with Prudential Securities Incorporated and Smith Barney Inc.

                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

     The shares of Common Stock of Silverado owned by Mr. Field are held for investment purposes. Mr. Field may seek to acquire, from time to time, additional shares of Common Stock of Silverado through a variety of possible means, including, but not limited to, open market transactions. Irrespective of the foregoing, Mr. Field is not bound to increase his holdings and, depending upon future developments, may also, at his discretion, determine at any time or from time to time to sell or otherwise dispose of some or all of his shares of Common Stock of Silverado. Mr. Field reserves the right to act with respect to his holdings as he deems in his own best interest.

     Except as set forth above, Mr. Field has no plans or proposals with respect to a merger, reorganization, or liquidation of Silverado or any of its subsidiaries, the sale or transfer of a material

CUSIP No. 828342 10 5                                          Page 4 of 5 Pages

amount of the assets of Silverado, any change in Silverado's Board of Directors or management, any material change in the capitalization or dividend policy of Silverado, any other material change in Silverado's business or corporate structure or, generally, any other action referred to in parts (a) through (j) of Item 4 of Schedule 13 D.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     (a) Mr. Field presently beneficially owns 2,938,477 shares of Common Stock of Silverado, or approximately 33.75% of the outstanding shares of Common Stock of Silverado.

     (b) Mr. Field has the sole power to vote or dispose of 2,915,977 shares of Common Stock of Silverado. Mr. Field holds a shared interest in voting and disposition power over 22,500 shares of Common Stock of Silverado owned by Legacy Investment Partnership,

     (c) Information with respect to transactions in the Common Stock Silverado effected during the past sixty days by Mr. Field is set forth on the schedule incorporated herein by reference and attached hereto as Exhibit A.

     (d) Regent Private Capital Corp., of which Mr. Field is controlling shareholder, and Legacy Investment Partnership, in which Mr. Field is a partner, have the right to receive dividends from, and the proceeds from the sale of, 686,940 shares and 22,500 shares, respectively, of Common Stock of Silverado included in the beneficial ownership of Mr. Field in Item 5(a) and (b) above.

     (e)  Not applicable.

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               --------------------------------------------------
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             ------------------------------------------------------

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Field and any person with respect to any securities of Silverado, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

     Exhibit A          Schedule of transactions in the Common Stock of
                        Silverado within the past sixty days

                      *   *   *  *   *   *  *  *  *  *  *

CUSIP No. 828342 10 5                                          Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated:  June 17, 1997


                                         /s/ LAWRENCE D. FIELD
                                         ---------------------------------------
                                         Lawrence D. Field

                                   EXHIBIT A
                                   ---------

                                     NO. OF
                                     SHARES
DATE                                ACQUIRED                             PRICE
----------                          --------                            -------
 04/01/97                             20,000                            $ 1.975

 04/02/97                             25,000                               2.00

 04/02/97                             20,000                               2.00

 04/04/97                              5,000                              2.125

 04/11/97                             50,000                              1.875

 04/15/97                             50,000                               1.50

 06/03/97                              5,000                              1 3/8

 06/03/97                              4,500                              1 1/4

 06/04/97                             35,000                              1 1/2

 06/05/97                             20,000                              1 1/8

 06/05/97                             24,200                             1.1767

 06/06/97                              5,000                              1 1/4

 06/10/97                             25,000                             1 3/16

 06/10/97                             34,123                               0.44
